UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

At the adjourned Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”) held on May 26, 2025, all of the resolutions proposed to the shareholders were duly approved. Below are the proposals adopted:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2025 and for an additional period until the next Annual General Meeting;

2.
To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2028;

3.	To approve a renewal of an amended version of the Company’s compensation policy for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999;

4.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) to the non-executive directors of the Company;

5.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

6.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director; and

7.	To approve an increase in the Company’s authorized share capital.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: May 27, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer